UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 17)*	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . 14.5
Falconbridge Limited (Name of Issuer)
Common Shares (Title of Class of Securities)
36104100 (CUSIP Number)

Benny S. Levene
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-41-726-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 5, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xstrata plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization England and Wales

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 369,102,034
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 369,102,034

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 369,102,034

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 97.1%

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 1184760 Alberta Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 369,102,034
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 369,102,034

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 369,102,034

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 97.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xstrata Canada Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 276,879,608
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 276,879,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,879,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 72.9%

14.	Type of Reporting Person (See Instructions) CO; HC

Introduction.

        This Amendment No. 17 amends and supplements the Schedule 13D filed on August 24, 2005, as amended by Amendment No. 1 thereto filed on September 6, 2005 and as further amended by Amendment No. 2 thereto filed on February 3, 2006, Amendment No. 3 thereto filed on May 17, 2006, Amendment No. 4 thereto filed on May 18, 2006, Amendment No. 5 thereto filed on June 12, 2006, Amendment No. 6 thereto filed on June 21, 2006, Amendment No. 7 thereto filed on July 7, 2006, Amendment No. 8 filed thereto on July 11, 2006, Amendment No. 9 thereto filed on July 19, 2006, Amendment No. 10 thereto filed on July 21, 2006, Amendment No. 11 thereto filed on July 27, 2006, Amendment No. 12 thereto filed on July 27, 2006 and Amendment No. 13 thereto filed on August 9, 2006 by (i) Xstrata plc and (ii) 1184760 Alberta Ltd. and as further amended by Amendment No. 14 thereto filed on August 15, 2006, Amendment No. 15 thereto filed on August 17, 2006 and Amendment No. 16 thereto filed on August 28, 2006 by (i) Xstrata plc, (ii) 1184760 Alberta Ltd. and (iii) Xstrata Canada Inc. (the "Statement") relating to the common shares of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.    Source and Amount of Funds or Other Consideration.

        Item 3 of the Statement is amended and supplemented by adding the following paragraph immediately after the last paragraph thereof:

        "On September 5, 2006, Xstrata Canada mailed a notice of Compulsory Acquisition (as defined in Item 4 of this Statement) to the holders of the Remaining Shares (as defined in Item 4 of this Statement). The notice indicates that the holders of Remaining Shares are required to elect to transfer such holders' Remaining Shares to Xstrata Canada on the basis of Canadian $62.50 in cash for each Remaining Share or to demand payment of the fair value of such Remaining Shares. If a holder of Remaining Shares does not notify Xstrata Canada in accordance with the deadline proscribed in the OBCA (as defined in Item 4 of this Statement) to demand payment of fair value, or if an election is improperly made, such holder will be deemed to have elected to transfer its Remaining Shares to Xstrata Canada on the basis of Canadian $62.50 for each Remaining Share. The Reporting Persons currently anticipate that the funds required to purchase the Remaining Shares will be approximately Canadian $680 million and that such funds will be provided from any combination of the above discussed sources."

Item 4.    Purpose of Transaction.

        Item 4 of the Statement is hereby amended and supplemented by adding the following sentence immediately after the last sentence of the fourth to last paragraph thereof:

        "On August 31, 2005, the Reporting Persons caused Michael Boone to be appointed as the Chief Financial Officer of the Company."

        The second sentence of the third to last paragraph of Item 4 of the Statement is hereby deleted and replaced in its entirety with the following sentence:

        "Xstrata now beneficially owns 369,102,034 Common Shares (representing approximately 97.1% of the issued and outstanding Common Shares)."

        The paragraph immediately prior to the last paragraph of Item 4 of the Statement is hereby deleted and replaced in its entirety with the following paragraph:

        "With the acquisition by Xstrata Canada of Common Shares representing more than 90% of the outstanding Common Shares not already owned by the Reporting Persons as of May 18, 2006, Xstrata Canada is entitled to acquire the Common Shares not tendered to the August 15th Amended Falconbridge Offer without need for a shareholder meeting of Falconbridge under the compulsory acquisition provisions of section 188 of the Business Corporations Act (Ontario) (the "OBCA") at the same price of Canadian $62.50 per Common Share by mailing a formal notice to all remaining holders of Common Shares (the "Compulsory Acquisition"). On September 5, 2006, Xstrata Canada mailed a notice of Compulsory Acquisition to the holders of the Remaining Shares. The notice indicates that the Remaining Shares are required to elect to transfer such holders' Remaining Shares to Xstrata Canada on the basis of Canadian $62.50 in cash for each Remaining Share or to demand payment of the fair value of such Remaining Shares. If a holder of Remaining Shares does not notify Xstrata Canada in accordance with the deadline proscribed in the OBCA to demand payment of fair value, or if an election is improperly made, such holder will be deemed to have elected to transfer its Remaining Shares to Xstrata Canada on the basis of Canadian $62.50 for each Remaining Share. Upon completion of the Compulsory Acquisition, the Reporting Persons will issue, or cause the Company to issue, a press release announcing the completion of the Compulsory Acquisition. The foregoing description of the Compulsory Acquisition does not purport to be complete and is qualified in its entirety by full reference to the Notice of Compulsory Acquisition filed as Exhibit 42 hereto, which is incorporated herein by reference."

Item 6.    Contracts, Arrangements, understandings or Relationships with respect to the Securities of the Company

        Item 6 of the Statement is amended and supplemented by adding the following paragraph immediately after the last paragraph thereof:

        "On September 5, 2006, Xstrata Canada mailed a notice of Compulsory Acquisition to the holders of the Remaining Shares. The notice indicates that the Remaining Shares are required to elect to transfer such holders' Remaining Shares to Xstrata Canada on the basis of Canadian $62.50 in cash for each Remaining Share or to demand payment of the fair value of such Remaining Shares. If a holder of Remaining Shares does not notify Xstrata Canada in accordance with the deadline proscribed in the OBCA to demand payment of fair value, or if an election is improperly made, such holder will be deemed to have elected to transfer its Remaining Shares to Xstrata Canada on the basis of Canadian $62.50 for each Remaining Share."

Item 7.    Materials to be Filed as Exhibits

        Item 7 is hereby amended and supplemented by the filing of the following exhibit herewith:

Exhibit No.	Description
41.	Press Release of Xstrata, dated September 6, 2006.
42.	Notice of Compulsory Acquisition, dated September 5, 2006.(1)

(1)
Incorporated by reference to Amendment No. 8 to the Schedule 14D-1F filed by Xstrata Canada Inc. and Xstrata plc on September 6, 2006.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2006
XSTRATA PLC
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2006
1184760 ALBERTA LTD.
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2006
XSTRATA CANADA INC.
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President